July 28, 2017

VIA EDGAR

Katharine Wray

Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	PolarityTE, Inc.
Registration Statement on Form S-3
Filed July 7, 2017
File No. 333-219202

Dear Ms. Wray:

On behalf of PolarityTE, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter, dated July 26, 2017 (the “Comment Letter”), regarding the above Registration Statement on Form S-3 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. Capitalized terms used and not defined shall have the meanings given in the Registration Statement. Page and caption references in the text of this letter correspond to pages and captions in the Registration Statement.

General

1.	Please clarify whether you are relying on General Instruction I.B.6 of Form S-3. If so, please revise your prospectus cover page to disclose the aggregate market value of your outstanding voting and nonvoting common equity held by non-affiliates and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to register this offering on Form S-3.

Response:

The Company is not relying on General Instruction I.B.6 of Form S-3. Rather, the Company is relying on General Instruction I.B.1 of Form S-3 which allows primary offerings by certain registrants with an aggregate market value of voting and non-voting common equity held by non-affiliates of at least $75 million. The market value is calculated using the average of the bid and ask prices as of a date within 60 days prior to the date of filing. Based on an average bid/ask price of $27.83 on June 23, 2017 and 5,491,391 shares of common stock held by non-affiliates of the Company, the Company’s aggregate market value is $152,825,411. Therefore, the Company is eligible to register this offering on Form S-3.

2.	We note you seek to offer up to $100 million of common stock, preferred stock, and/or warrants. To the extent the one-third limitation under General Instruction I.B.6 is applicable, please revise to describe this limitation and clarify the amount of proceeds that currently may be raised based on your current aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant.

Response:

Please see response to Comment #1. The Company is not limited by the parameters of General Instruction I.B. 6 at this time.

The Company hereby acknowledges that:

a.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

b.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c.	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 930-9700 with any other questions.

Sincerely,

/s/ Harvey J. Kesner
Harvey J. Kesner
Sichenzia Ross Ference Kesner LLP

cc:	Denver Lough, CEO